Exhibit 10.33

CONSTRUCTION MANAGEMENT AGREEMENT

FOR THE

CONSTRUCTION AND COMMISSIONING

OF

CITY OF DREAMS, MACAU

FOR

MELCO PBL (COD) DEVELOPMENTS LIMITED

Articles of Agreement

THIS AGREEMENT is made on the date specified in Annexure A to these Articles of Agreement

BETWEEN

(1)	Melco PBL (COD) Developments Limited (formerly known as Melco Hotel and Resorts (Macau) Limited) a company incorporated under the laws of Macau whose registered office is at Avenida Xian Xing Hai, No. 105, Zhu Kuan Building, 19th floor, A-C e K-N, Macau (in these Articles of Agreement and in the several Annexures hereto called the “Employer”); of the one part

(2)	The Leighton China State John Holland Joint Venture comprising:

(i)	Leighton Contractors (Asia) Limited a company incorporated in Hong Kong whose registered office is at 39/F, Sun Hung Kai Centre, Hong Kong (“LC”); and

(ii)	China State Construction International Holdings Ltd a company incorporated in Hong Kong whose registered office is at 29/F, China Overseas Building, 139 Hennessy Road, Hong Kong (“CS”); and

(iii)	John Holland Pty Limited a company incorporated in Australia and having its principal place of business in Hong Kong at Level 28, Three Pacific Place, 1 Queens Road East, Hong Kong (“JH”);

(hereinafter LC, CS and JH are in these Articles of Agreement and in the several Annexures hereto jointly and severally collectively called the “Contractor”) of the other part.

The Employer and Contractor are hereinafter individually referred to as a “Party” and collectively referred to as the “Parties”

WHEREAS

Employer’s Commitment and Objectives

A.	The Employer is committed to establishing the Project known as the City of Dreams, as Macau’s pre-eminent entertainment and leisure destination. The City of Dreams Project will be a fully integrated, world-class resort, designed and built at the highest international standards. Quality and guest experience will ultimately be the distinguishing features that separate the City of Dreams Project from the competition.

Common Commitments

B.	The Parties have agreed to combine their talent, ability and resources in the best interests of completing the City of Dreams Project in an efficient, cost effective and timely manner to produce a world class hotel and casino complex.

C.	The management at the highest level of both Parties have further agreed to complete the Project in a non adversarial manner with each Party striving to attain the best result for the common goal as stated above by cooperation and by adopting the highest standards of professional acumen.

D.	The Parties agree that the agreement between them is to be structured as a cost reimbursement contract on the basis of trust that the Parties will at all times respond to the requirements of the Project with the highest level of intent to uphold the principles and the objectives stated above. Each Party will treat with the other Party in an honest, fair and professional manner to achieve the stated goals.

Contractor’s Commitment and Objectives

E.	To work closely with the Employer in a spirit of partnership in pursuit of a common goal, being the timely and efficient delivery of a high quality entertainment and leisure complex known as the City of Dreams in Macau, in return for the Fee.

F.	To provide a highly motivated and performance driven project team whilst maintaining a safe and healthy environment for all project staff and the workforce.

G.	To establish a long term relationship with the Employer based on success and the achievement of the Parties, objectives and become the contractor of choice for future projects in the region.

H.	The Contractor’s joint venture team will be fully integrated with Leighton Contractors (Asia) Ltd as the leader.

I.	The Contractor commits to the establishment and participation in a Supervisory Board with the Employer and if requested by the Supervisory Board, other invitees may attend to assist and advise the Board, such invitees may include the architects and/or other professionals. This group will include senior management representatives of both Parties and will provide leadership, direction and overview the Project’s progress to ensure the achievement of the common objectives of the Parties.

AND WHEREAS:

J.	The Employer wishes to engage the Contractor and the Contractor wishes to be engaged on the terms set out in the Agreement.

IT IS HEREBY AGREED as follows:

1.	This Articles of Agreement and all the Annexures hereto shall together be taken to be the “Agreement” for the carrying out of the Project. In the event of any inconsistency or ambiguity between documents comprising this Agreement, the following order of precedence shall apply:

(i) these Articles of Agreement;

(ii) Details of Agreement (Annexure A);

(iii) Conditions of Engagement (Annexure B) (the “Conditions”);

(iv) Annexures C to H with associated appendices.

2.	The Employer hereby engages the Contractor to carry out the Services as detailed in the schedule of Services contained in Annexure D and elsewhere in this Agreement including (inter alia) to manage and co-ordinate activities involved in the construction, commissioning and defects rectification of the Project.

3.	In consideration of the payments to be made to the Contractor by the Employer at the times and in the manner set forth in the Agreement, the Contractor will carry out the Services in accordance with the Agreement.

4.	Each Party hereto shall perform, fulfil, observe, comply with and submit to the provisions conditions stipulations and requisitions and all matters and things contained expressed or shown in the Agreement and by and on the part of the respective Party to be performed fulfilled observed complied with and submitted to.

5.	The Agreement supersedes any prior agreement or representation in respect of the Project, including without limitation the Employer’s letter to the Contractor dated 28 August 2006 incorporating the “Principles of Understanding” and the Employer’s letter to the Contractor dated 3 November 2006. Any such prior agreement or representation shall be of no effect. Any work or services carried out by the Contractor on the Project before the date of the Agreement shall be treated as if carried out under the Agreement, which shall apply retrospectively to such work or services.

IN WITNESS WHEREOF the Parties hereto have duly executed these Articles of Agreement as a Deed the day and year first above written.

Signed, Sealed and Delivered as a Deed	)Authorised signatory L.S.

for and on behalf of Melco PBL (COD)	)Full name

Developments Limited, acting by its	)

authorised signatories:-)

)

in the presence of:	)

Signature of Witness

Name:

Sealed with the Common Seal of	)

Leighton Contractors (Asia) Limited	) L.S.

)

in the presence of:	)

)

(Signature of Witness)

Sealed with the Common Seal of	)

China State Construction International	)

Holdings Ltd	) L.S.

)

in the presence of:	)

)

Signed, Sealed and Delivered as a Deed	)Authorised signatory L.S.

for and on behalf of John Holland Pty	)

acting by its authorised signatories:-	)Full name

)

) Authorised Signatory L.S.

in the presence of:	) Full name

Signature of Witness

Name:

ANNEXURE “A”

DETAILS OF AGREEMENT

Date of Agreement	:	22 August 2007

Employer	:	Melco PBL (COD) Developments Limited

Employer’s Correspondence Address	:	C/o 36/F, The Centrium, 60 Wyndham Street, Central

Contractor	:	Leighton Contractors (Asia) Limited;

China State Construction International Holdings Ltd.;

John Holland Pty Limited

in joint venture named

the “Leighton China State John Holland Joint Venture”

Contractor’s Address	:	39/F, Sun Hung Kai Centre, Hong Kong

Date for Commencement	:	28 August 2006

(Article 1 of Annexure B)

Milestones:

(Annexure C)

Stage 1	:	Casino, Crown Tower (partial) and Hard Rock Hotel

Stage 2	:	Dragone Theatre

Stage 3	:	Crown Tower

Stage 4	:	Grand Hyatt and Hyatt Regency Hotels

Stage 5	:	Apartment hotel and all works other than in Stages 1, 2, 3 and 4

Milestone Dates:

	(This column to be deleted when the Stage descriptions are updated)	Target Stage Completion	Committed Stage Completion
Stage 1	Casino, Hotel A (Hard Rock) & Part Crown Tower (100 Rooms)	31 December 2008	31 March 2009

Stage 2	Dragone Theatre	15 January 2009	31 March 2009

Stage 3	Hotel C (Crown Tower)	31 March 2009	31 March 2009

Stage 4	Hotels B1 and B2 (Grand Hyatt)	30 August 2009	30 September 2009

Stage 5	Apartment Hotel	1 December 2009	31 December 2009

Project	:	The City of Dreams
(Article 1 of Annexure B)

Site (Article 1 of Annexure B)	:	The plot of land with an overall area of 113,325 m2, located in Taipa, near Istmo Street, in the reclaimed area between Taipa and Coloane, marked with letters “A” and “B” in the map no.: Processo 6328/2005 and No. Cadastro 61102003, of February 6 April 2005. The parcel marked with letter “A” in the said map, with an area of 73,528 m2, is registered with the Real Estate Registry (“Registry”) under no. 23 053 and the parcel marked with letter “B” in the same map, with an area of 39,797 m2, is not registered with the Registry.

Insurance:	:	Provided by the Employer
(Article 13 of Annexure B)

Fee	:	HK$600,000,000
(Article 14.1 of Annexure B)

Project Budget	:	HK$12,825,092,610
(Article 1.1 of Annexure B)

Defects Period	:	for a Stage, 12 months from the Stage
(Article 16.8 of Annexure B)		Completion Date

Employer – Notice Address	:	36/F, The Centrium, 60 Wyndham Street, Central
Attention: General Counsel
Facsimile	:	+852 2537 3618

Contractor - Notice Address	:	39/F, Sun Hung Kai Centre, Hong Kong
Attention: Managing Director
Facsimile	:	+852 2528 9030

Governing Law	:	The laws of the Hong Kong Special
(Articles 19.4 and 19.6 of Annexure B)		Administrative Region of the People’s Republic of China

ANNEXURE B

CONDITIONS OF ENGAGEMENT

CONTENTS

Article 1	-	Interpretation

Article 2	-	Prosecution of Works

Article 3	-	Project Plan

Article 4	-	Access to Site and Time for Completion

Article 5	-	Responsibilities of the Contractor

Article 6	-	Lenders

Article 7	-	Representatives

Article 8	-	Assignment

Article 9	-	Responsibilities of the Employer

Article 10	-	Not Used

Article 11	-	Trade Contractors

Article 12	-	Changes

Article 13	-	Insurance

Article 14	-	Fee, Incentive Bonus and Payment

Article 15	-	Defects

Article 16	-	Employer’s Access, Stage Completion and Final Completion

Article 17	-	Confidentiality

Article 18	-	Suspension and Determination

Article 19	-	General

• Publicity

• Notices

• Parent Company Guarantees

• Dispute Settlement

• Governing Law and Jurisdiction

• Registration of Contractor’s Business in Macau

Article 20	-	Special Conditions

Annexure C – Details and Scope of the Project

•	Appendix C1 - Drawing Schedules

•	Appendix C2 - Benchmarks

•	Appendix C3 - Project Budget Scope and Matrix

•	Appendix C4 - Exclusions

•	Appendix C5 - Project Design Milestones

•	Appendix C6 – Registered Site Layout

•	Appendix C7 – Stage Scope

Annexure D – The Services

Annexure E – Project Costs

Annexure F – Supervisory Board

Annexure G – Project Budget

Annexure H – Forms of Parent Company Guarantees

ANNEXURE B

CONDITIONS OF ENGAGEMENT

ARTICLE 1

INTERPRETATION

1.1	In the Agreement (as hereinafter defined) the following words and expressions shall have the meaning assigned to them except where the context otherwise requires:

“Agreement” means the concluded agreement (including all the Annexures hereto) made between the Contractor and the Employer as set forth in clause 1 of the Articles of Agreement;

“Annexures” means the annexures (and each of them) to the Agreement—namely this Annexure B and Annexures A and C to H;

“Article” means an article in these Conditions of Engagement;

“Associated Company” means any company which is the holding company or a subsidiary company of, or any company whose holding company is the holding company of, the Employer (holding company and subsidiary company have the meanings given to them in the Companies Ordinance (Cap 32)).

“Authority” means any government department, body, instrumentality or other public authority which in any way affect, are applicable to or have jurisdiction in respect of the performance of the Works or of the Project;

“Authority Approval” means any consent, approval, certification, review, permit, licence, permission or other instrument issued by a relevant Authority, authorising construction of the Works on such conditions (if any) as are contained in the consent, approval, certification, review permit, licence, permission or instrument;

“Certificate of Final Completion” means the certificate referred to as such in Article 16.9;

“Certificate of Stage Completion” means the certificate referred to as such in Article 16.8;

“Change” shall mean a change in or an upward or downward adjustment to (i) the overall construction floor area and/or the volume of the buildings/structures comprising the Works; or (ii) the use or function of an area of the Works (iii) a significant change in the benchmark schedule (attached to Annexure C); or (iv) a significant change in the timing or sequencing of the Works which impacts upon any Stage Completion and/or the Project Budget. Notwithstanding the foregoing, Design Development shall not constitute a Change for the purposes of Fee adjustment, irrespective of whether it is submitted in the form of a Design Change Request, Design Change Notification or pursuant to Article 12.7.

“Committed Stage Completion Date” means for a particular Stage, the relevant Committed Stage Completion date identified in Annexure A as may be extended under the Agreement;

“Completion” shall mean completion of the works as described in Article 16.4;

“Contractor’s Representative” means the person appointed in writing from time to time by the Contractor pursuant to Article 7 hereof;

“Consultant” means an architect, engineer, quantity surveyor, or other expert appointed from time to time as a consultant by the Employer to assist the Employer to perform its responsibilities for the Project;

“Date for Commencement” means the actual date of commencement of the Works as specified in Annexure A;

“day” means a calendar day;

“Defects Period” for a Stage means the period specified in Annexure A;

“Design Development” means the process by which a schematic design is progressively developed in detail into construction drawings consistent with the original design intent and such changes shall not be considered as a Change for the purposes of Fee adjustment;

“Drawings” mean the drawings specified in Annexure C but includes and is not limited to such other further or final drawings prepared by the Employer or its Consultants which are approved for use during construction and show the design, location and dimensions of the work and Project including plans, elevations, sections, diagrams and other details as may be necessary or desirable to facilitate the effective, efficient and timely construction and commissioning of the Works;

“Employer’s Access” means the date or dates established in the respective programmes corresponding to each Stage and approved by the Employer as more particularly described in Article 16.1 to enable a respective Stage to be opened to the general public upon Stage Completion (with the exception of Stage 2);

“Employer’s Representative” means the person appointed in writing from time to time by the Employer pursuant to Article 7 hereof;

“Final Completion” means when the Employer determines that the Works have been properly completed and equipped and all defects remedied and issues the Contractor with a Certificate of Final Completion in accordance with Article 16.9;

“Fee” means the Fee described in Article 14.1 hereof and in Annexure A;

“Lender” means any person providing debt financing to the Employer or any Associated Company;

“month” means calendar month;

“Month End Payment Date” for a month, means the twenty-seventh day of the month;

“Payroll Costs” means the on-costed (or total cost) salaries of the Contractor’s directly employed personnel approved by the Employer and recoverable as part of the Project Costs as described in Annexure E;

“Payroll Payment Date” for a month, means the fifteenth day of the month;

“Preliminaries” means that component of the Project Costs identified in Annexure E (excluding Payroll Costs, the cost of Subcontractors (as applicable), Trade Contractors and Specialist Contractors) that are reasonable and properly incurred by the Contractor;

“Project” means the City of Dreams, a fully integrated, world-class resort and casino complex, to be designed and built at the highest international standards comprised of casino and gaming areas, hotels, apartment hotel, restaurants, retail, spa, convention and meeting areas, together with all exterior features;

“Project Budget” means the approved budgeted cost of the Works stated in Annexure A and the details of which are set out in Annexure G to be ascertained in accordance with Annexure E and as may increase or decrease in accordance with the provisions of this Agreement and against which savings participation incentives in accordance with Article 14 shall be measured and calculated;

“Project Costs” means the actual costs of the Works in accordance with Annexure E. For the expenditure of all costs in Annexure E that are to be reimbursed to the Contractor, all such expenditure is to be properly and reasonably incurred by the Contractor in accordance with Annexure E, whether on or off the Site and shall not include the Contractor’s head office overheads, profit or any mark up and comply with the control and approval procedures established by the Employer for approving such costs. The Contractor shall provide detailed schedules/lists of the items deemed to be reimbursable Project Costs to the Employer for approval;

“Project Plan” means a series of documents detailing the Contractor’s plan for delivery of the Works, provided pursuant to Article 3, as may be revised by the Contractor and agreed by the Employer throughout the duration of the Works;

“Security Agent” means a person nominated by a Lender or Lenders for the purposes of receiving the benefit of an assignment of the Agreement or entering into a direct agreement referred to in Article 6.3;

“Services” means the services to be performed by the Contractor as more particularly detailed in Annexure D and elsewhere in this Agreement;

“Site” means the area(s) of land described in Annexure A and on under in or through which the Works is to be carried out;

“Specifications” means the specifications and other documents (if any) set out, described or referred to in Annexure C which are either provided by or approved by the Employer for use during construction and set forth the written requirements for materials, equipment, construction systems, standards and workmanship for the Works and such other further or final specifications and other documents or as may be necessary or desirable to facilitate the effective, efficient and timely construction and commissioning of the Works;

“Specialist Contract” means any contract entered into or to be entered directly between the Employer and a Specialist Contractor, which the Employer is responsible to manage and pay directly;

“Specialist Contractor” means a party engaged and managed directly by the Employer for the supply and provision of goods and/or things required to undertake the construction and/or commissioning of the Works and that the Contractor is responsible for providing access coordinated with the entire Works.

“Stage” means any of Stage 1, Stage 2, Stage 3, Stage 4 and Stage 5 as identified in Annexure A;

“Stage Completion” for a Stage, has the meaning set out in Article 16.4 with the exception of Stage 2, which shall not be open to the general public but will be available to the show operator for the commencement of pre-performance training;

“Subcontractor” means any person which may be engaged by the Contractor directly to undertake works or services of a minor nature either for temporary or permanent works for the Project;

“Supervisory Board” means the board set up in accordance with Article 2.3 of the Agreement;

“Target Stage Completion Date” means, the targeted early completion date for a particular Stage, as identified in Annexure A for the relevant Stage Completion completed in accordance with Article 16;

“Trade Contract” means any contract entered into or to be entered between the Employer and a Trade Contractor as described in Article 11 herein;

“Trade Contractor” means a party engaged directly by the Employer upon the recommendation of the Contractor to construct, supply goods, provide services and/or perform a portion of the Work and/or other construction related services including commissioning work as described in Article 11 herein;

“Works” means those works for the Project procured and managed by the Contractor but excludes specific Employer controlled works in accordance with the exclusion list contained in Annexure C;

“Work Package” means a package of work to be undertaken by a Trade Contractor or Subcontractor.

1.2	Words denoting the singular number shall include the plural and vice versa. Words importing the masculine gender shall include the feminine gender or the neuter gender as the case may require. Words denoting individuals shall include firms or corporations and vice versa. The headings in the Agreement are for convenience only and shall not affect its interpretation. Subject to Article 8 hereof, reference to the Parties hereto shall, where relevant, be deemed to be references to or to include as appropriate, their respective successors or permitted assigns.

1.3	Except as expressly provided in this Agreement, nothing contained or implied in this Agreement will: (a) constitute or be deemed to constitute a party to be, the partner, agent or legal representative of any other party for any purpose whatsoever or create or be deemed to create any partnership or joint venture; or (b) create or be deemed to create any agency, trust, fiduciary duty or relationship between the Employer and Contractor. For the avoidance of doubt, any references to alliancing and/or alliance refer to the co-operative method of working and do not amend the terms and conditions contained herein.

1.4	If any portion of this Agreement is declared invalid by an arbitrator or by order, decree or judgment of a court of competent jurisdiction, this Agreement must be construed as if the portion had not been inserted, except when such construction would constitute a substantial deviation from the general intent and purpose of the parties as reflected in this Agreement.

ARTICLE 2

PROSECUTION OF THE WORKS

2.1	Subject to Article 2.2 the Contractor shall (except as herein otherwise provided) furnish the necessary professional skills, superintendence, labour, equipment, services and transportation to procure, manage and co-ordinate the prosecution of the construction and commissioning of the Works.

2.2	The Contractor shall diligently prosecute the construction and commissioning of the Works using the standard of skill and care referred to in Article 5.1 to ensure completion of the Works in a thorough and workmanlike manner with all reasonable expedition and at all times in accordance with the provisions of the Agreement.

2.3	The Parties shall establish and maintain a Supervisory Board in accordance with Annexure F. The Supervisory Board shall meet at least once every three months or as agreed between the Parties to review the progress of the Works and shall perform the other functions provided for in the Agreement.

ARTICLE 3

PROJECT PLAN

3.1	The Contractor shall furnish to the Employer a Project Plan within two months or as otherwise agreed to by the Employer after the date of the Agreement. The Project Plan shall be subject to approval by the Employer, and the Contractor shall incorporate such amendments to the Project Plan as the Employer may require. The Project Plan shall be developed and revised as necessary by the Contractor or as directed by the Employer throughout the construction and commissioning of the Works. Any such development or revision shall be subject to approval by the Employer.

3.2	The Project Plan shall include but not be limited to the following documents:

3.2.1	A Management Plan, incorporating the Safety, Quality and Environmental Plans, setting out how the Contractor intends to plan, organise, lead and manage the construction of the Works to the high safety, quality and environmental standards required.

3.2.3	A Procurement Plan setting out the procurement objectives for the Works, the scope of work elements to be procured, the strategies to be implemented to achieve the procurement objectives (incorporating the design deliverable target dates for both permanent and temporary designs sufficient to facilitate procurement), the resources necessary to perform the procurement work and the policies and procedures that will apply.

3.2.4	A Construction Plan setting out the construction objectives for the Works, the scope of construction work to be performed, the strategies to be implemented to achieve the construction objectives, the resources necessary to perform the construction work and the policies and procedures that will apply.

3.2.5	A Project Opening Plan, shall be provided no later than twelve months prior to the respective Stage Completion Date, setting out the objectives for opening the Works to the public, the scope of work required to achieve readiness for commissioning and the opening of each Stage, programmes setting out all the Employer Access dates (as more particularly described in Article 16.1) required for pre-operational activities and which is to be regularly updated and approved by the Employer, the strategies to be implemented to achieve the objectives for opening, the resources necessary to perform the work required to achieve readiness for opening and the policies and procedures that will apply.

3.2.6	A final completion plan for each Stage, shall be provided no later than six weeks after completion of the relevant Stage, setting out the final completion objectives for the Works, the scope of work required to achieve final completion of the Stage, the strategies to be implemented to achieve the final completion objectives, the resources necessary to perform the work required to achieve final completion and the policies and procedures that will apply.

3.2.7	A Controls Plan setting out the cost, time, quality and reporting objectives for the Works, the scope of work involved in controlling cost, time and quality and satisfying the reporting objectives, the strategies to be implemented to achieve the cost, time, quality and reporting objectives, the resources necessary to perform the work of controlling cost, time and quality and satisfying the reporting objectives and the policies and procedures that will apply.

3.3	The Contractor shall not depart from the Project Plan unless there are good reasons for doing so. If the Contractor considers that a departure from the Project Plan is necessary or desirable, he shall notify the Employer, identifying the proposed departure and the reason why the departure is required. The Contractor shall obtain the prior approval of the Employer to any material departure from the Project Plan.

ARTICLE 4

ACCESS TO SITE AND TIME FOR COMPLETION

4.1	The Contractor has been given possession of the Site and shall perform its obligations under the Agreement and use reasonable endeavours to enable each Target Stage Completion Date to be achieved on or before the relevant date specified in Annexure A failing which, to use reasonable endeavours to achieve the Committed Stage Completion Date in respect of any Stage.

4.2	The Employer’s Representative and persons authorised by the Employer’s Representative and notified to the Contractor shall at all times have access to the Site. The Contractor shall have the right to exclude or remove persons from the Site for reasons relating to safety or the security of the Works, but such right shall not be unreasonably exercised.

4.4	If the construction and/or commissioning of any Stage in the Works is delayed at any time by any cause of delay listed in Article 4.5 provided the same is not due to the Contractor failing to perform its obligations or by any cause beyond the reasonable control of the Contractor and such delay has resulted or is likely to result in a delay in achieving a Committed Stage Completion Date then the Committed Stage Completion Date for the relevant Stage or Stages shall be extended, either prospectively or retrospectively, by such period as in the opinion of the Employer may be reasonably justified.

4.5	The causes of delay referred to in Article 4.4 are (without limitation):

4.5.1	Changes to the Works;

4.5.2	The Contractor not having received in appropriate time the Drawings, Specifications, information and decisions required to be given by the Employer;

4.5.3	Suspension of the Works pursuant to Article 18;

4.5.4	A delay for which the Employer is responsible, including but not limited to any act of prevention or delay by the Employer or the Employer’s Representative

4.6	If and whenever it becomes reasonably apparent that a Stage Completion is not likely to be achieved by the Target Stage Completion Date or Committed Stage Completion Date, the Contractor shall, as soon as practicable, inform the Employer in writing, providing a brief explanation as to the reasons why the Contractor believes that the respective Target Stage Completion Date or Committed Stage Completion Date is not likely to be achieved and in addition, shall make recommendations to the Employer for recovery of progress in order to reduce or eliminate the delay. The Employer may give directions to the Contractor to implement steps intended to reduce or eliminate the delay.

4.7	If by reason of any failure of the Contractor to promptly inform the Employer of delay, any opportunity is lost to take steps to avoid or reduce the effects of the delay then notwithstanding the award of any extensions of time to the Trade Contractors, this factor shall be taken into account in the calculation of extension of time under this Agreement and to the adjustments to the Project Budget and programme in assessing the entitlement for incentive payments under Article 14.5 and 14.6. 4.8. The Contractor and Employer acknowledge the fast track nature of the Works and the close co-operation required of the Works participants. The Contractor and the Employer acknowledge that reasonable time and opportunity must be allowed to Works participants to perform their respective roles, including activities coordinating with the Contractor’s own. The Contractor shall give reasonable advance and clear notice to the Employer of any inputs required from the Employer and the Consultants.

4.9	Notwithstanding Article 4.4, for the purposes of determining whether or not there is to be a reduction to the Fee under Article 14.7, if the Committed Stage Completion of Stage 1 is delayed at any time provided the same is not due to the Contractor failing to perform its obligations or by any cause beyond the reasonable control of the Contractor, and such delay has resulted or is likely to result in a delay in the Committed Stage Completion for Stage 1, then the Committed Stage Completion Date for Stage 1 shall be extended by such period as in the opinion of the Employer may be reasonably justified. Articles 4.6 and 4.7 shall apply in respect of such delay. Additional costs resulting from such delays shall be added to the Project Cost accordingly.

ARTICLE 5

RESPONSIBILITIES OF CONTRACTOR

5.1	The Contractor, given due consideration to the fast track nature of the Works, shall at all times act in good faith and perform the Services with the degree of skill, care and diligence to be expected of a properly qualified and competent construction manager, experienced in performing such services on projects of a similar size, scope and complexity as the Works.

5.2	The Contractor’s engagement of its own staff for the Works and the conditions of employment of its staff (including the compensation packages being offered) shall be subject to prior approval by the Employer. Subject to this, the Contractor shall engage its staff for the Works in accordance with the Contractor’s standard employment conditions for work in Macau and in accordance with all applicable laws.

5.3	The Contactor commits to the involvement, as required, of senior management, namely Joe Dujmovic (M.D. of Leighton Asia Limited) and Mark Ashton (G.M of Leighton Contractors (Asia) Limited) for the duration of the Works. Except for reasons beyond the Contractor’s control, the Contractor shall not change or replace staff approved by the Employer during the course of the Works without the prior approval or specific direction of the Employer. The approval of the Employer shall not be unreasonably withheld or delayed.

5.4	The Contractor shall ensure that its team for the Works, including any direct labour engaged by the Contractor, is at all times no larger than reasonably necessary and utilised efficiently.

5.5	The Contractor shall use the standard of skill and care referred to in Article 5.1 to ensure that:

5.5.1	all materials and goods shall so far as procurable be of the respective kinds described in the Specifications, or as may be required in any specification in any Trade Contract and any substitutions proposed by either the Contractor or the Trade Contractor must be accepted in writing by the Employer prior to the use or implementation thereof by the Trade Contractor;

5.5.2	all workmanship shall be of the standards described in the Specifications, or as may be required in any specification in any Trade Contract, or, where no such standards are described or required, shall be of a standard not less than, in the reasonable opinion of the Employer, the benchmark schedule in Annexure C or as may otherwise be agreed to by the Employer;

5.5.3	it provides such management, attendance, coordination, administration and planning for the Works so as to ensure full compliance by the Trade Contractors and Subcontractors with all requirements of their respective contracts;

5.5.4	unfixed materials and goods intended for the Works and delivered to, placed on or adjacent to the Site shall not be removed except for use upon the Works unless the Employer has consented in writing to such removal which consent shall not be unreasonably withheld; provided further that the Contractor shall take or cause to be taken all actions necessary to secure, maintain, preserve and protect the materials and goods and keep them in good condition and repair, and to comply with all laws, regulations and ordinances relating to the storage or use of the materials (if any);

5.5.5	the Employer shall at all reasonable times have access to the workshops or other places where work for the Works is being prepared, stored or is otherwise situated;

5.5.6	in respect of Trade Contracts and/or Subcontracts (related to the permanent Works), it notifies the Employer when such Works have, in the opinion of the Contractor, reached practical completion to enable the Employer and/or its Consultants to first inspect the Works before recommending that the Employer approve the practical completion of such Works;

5.5.7	the Contractor shall comply with the Project Plan in accordance with and subject to Article 3.3.

5.6	Where the value of any materials, goods or other work product has been included in an amount paid to the Contractor, such materials, goods or work product shall become the property of the Employer; and the Contractor shall not, except for use upon the Works, remove or cause or permit the same to be moved from the premises where they are, and shall use the standard of skill and care referred to in Article 5.1 to ensure there is no loss or damage to them, and the Contractor shall, when called upon, take all reasonable action necessary to give effect to the Employer’s property rights.

5.7	The Contractor shall perform its duties and Services in accordance with the Agreement and subject to the foregoing, the Contractor shall at all time:

5.7.1	maintain supervision and control of its officers, employees and agents;

5.7.2	use the standard of skill and care referred to in Article 5.1 to ensure that each Trade Contractor and Subcontractor complies with all its obligations under and all the requirements of their respective Trade Contracts and Subcontracts;

5.7.3	in the performance of the Services coordinate and liaise with Specialist Contactors and Consultants;

5.7.4	proactively assist the Employer in the process of design management (as provided for in Annexure D) including ‘buildability’ reviews and recommending to the Employer various value engineering and other cost savings measures during the entire progress of the Works consistent with the fast track nature of the Works;

5.7.5	Use only competent and skilled personnel and shall provide and direct necessary personnel to administer, supervise, inspect, co-ordinate and manage the various Trade Contracts and Subcontracts;

5.7.6	The Contractor shall keep orderly records of all communications with Trade Contractors and Subcontractors, which shall be available at all times to the Employer.

5.8	Where, with the Employer’s prior written approval, the Contractor employs design personnel to assist the Employer in carrying out the Employer’s responsibilities it is acknowledged that such personnel are provided solely to assist the Employer and that the Contractor shall not have any design responsibility in relation thereto for the Works.

5.9	The Contactor shall ensure that its employees working on the Works comply with all the Employer’s corporate governance and conduct policies and procedures as informed and directed by the Employer.

5.10	The Contractor shall indemnify the Employer against any liability, claims, damages, costs or expenses it may incur to any other person whatsoever arising from or shall have been contributed to by any wrongful act or omission of the Contractor’s employees, servants and agents.

ARTICLE 6

LENDERS

6.1	The Contractor acknowledges that the Employer is obtaining financing from the Lenders to undertake the construction of the Works and the Project. The Employer may therefore be required to comply with certain financing conditions imposed by the Lenders during the performance of the Works, which the Employer will duly communicate in writing to the Contractor.

6.2	Whenever the Contractor is required by this Agreement to provide information to or allow access to the Site, the Contractor’s places of work or the places of work of Subcontractors, Trade Contractors and Specialist Contractors (as applicable), the Contractor shall, if the Employer so requires, provide the information and allow access to the Lenders and to any adviser or third party engaged by the Lenders.

6.3	The Contractor shall within 7 days of a request to do so by the Employer enter into a direct agreement with the Lenders or such person or persons as may be nominated by the Lenders in such form as may be reasonably required by the Lenders (but not materially to change the Contractor’s rights and obligations under this Agreement).

6.4	The Employer may assign the whole or part of the benefit of the Agreement to a Lender in accordance with Article 8.1.

6.5	The Contractor acknowledges that there may be a need to resolve any inconsistencies between this Agreement and the arrangements of the Employer and its Associated Companies with the Lenders. In particular, this may affect how the Employer is able to make payments and/or provide the parent company guarantee under the Agreement. However, any adjustments made to accommodate the requirements of the Lenders should not materially detract from the principles contained in the Agreement, in particular the cost reimbursable form of contract and cash neutrality, and they should not materially disadvantage the Contractor against the terms of the Agreement. In the spirit of the Agreement, the Employer will, subject to the Contractor providing a confidentiality undertaking in a form satisfactory to the Lenders or upon providing such undertaking to any third parties, provide the Contractor with all necessary information regarding the arrangements with the Lenders so as to assist the parties to resolve these issues.

6.6	The Lenders, or any third parties appointed by them, shall have and be entitled to all of the same audit and inspection rights, as the Employer has under Article 20.3 of this Agreement.

ARTICLE 7

REPRESENTATIVES

7.1

The Contractor shall appoint and at all times have an agent acceptable to the Employer and able to exercise its powers duties discretions and authorities and such agent shall be known and described as the Contractor’s Representative. The Contractor shall not at any time appoint more than one person to exercise a particular power duty discretion or authority vested in it.

Prior to the commencement of the Works or within fourteen days of the Agreement being signed whichever is the earlier, the Contractor shall advise the Employer by notice in writing of the name and address of the Contractor’s Representative so appointed and thereafter, any replacement from time to time.

7.2	Upon receipt of such notice the Employer shall recognise and accept the agent named as lawfully appointed and entitled to exercise such powers, duties, discretions and authorities and notices given to the Contractor’s Representative shall be deemed to be notices given to the Contractor. The Contractor’s Representative shall have the authority to bind the Contractor and each of the joint venture members. The Contractor’s Representative is authorized to act on behalf of Contractor with regard to the Works and his decisions will be binding upon Contractor.

7.3	The Employer shall appoint and at all times have an agent able to exercise its powers, duties, discretions and authorities and such agent shall be known and described as the Employer’s Representative. The Employer shall not at any time appoint more than one person to exercise a particular power duty, discretion or authority vested in it. Prior to the commencement of the Works or within fourteen days of the Agreement being signed whichever is the earlier, the Employer shall advise the Contractor by notice in writing of the identity of the Employer’s Representative so appointed and thereafter, any replacement from time to time.

7.4	Upon receipt of the notice referred to in Article 7.3 the Contractor shall recognise and accept the agent identified as lawfully appointed and entitled to exercise such powers, duties, discretions and authorities and notices given to the Employer’s Representative shall be deemed to be notices given to the Employer.

7.5	The Employer’s Representative may (but shall not be obliged to), by written authorisation expressly referring to this Article 7.5, delegate to a person identified by the Employer’s Representative, or, in the event that the person is employed by the Contractor, by prior written agreement with the Contractor or the Contractor’s Representative, certain of the powers, duties, discretions and authorities of the Employer’s Representative under the Agreement. The Employer’s Representative shall advise the Contractor by notice in writing of the identity of any delegate authorised by the Employer’s Representative from time to time and the scope of the authorisation.

7.6	Upon receipt of the notice referred to in Article 7.5 the Contractor shall recognise and accept the delegate identified as lawfully appointed and entitled to exercise such powers, duties, discretions and authorities as the Employer’s Representative has delegated.

7.7	If the Employer is dissatisfied with the services rendered by the Contractor’s Representative, then upon the Employer’s written request, the Contractor shall promptly appoint a substitute person of comparable qualifications to perform the same function, subject to the Employer’s approval which shall not be unreasonably withheld or delayed. The Employer shall include in its written request the reasons for requiring such removal and substitution.

ARTICLE 8

ASSIGNMENT

8.1	The Employer may assign the benefit of the Agreement or any part thereof to any Lender (or such party nominated by the Lender) or Security Agent or any Associated Company of the Employer without the consent of the Contractor and to any other person or persons with the prior written consent of the Contractor, consent not to be unreasonably withheld.

8.2	The Contractor may not assign the Agreement without the prior written consent of the Employer.

ARTICLE 9

RESPONSIBILITIES OF THE EMPLOYER

9.1	The Employer shall be responsible for:

9.1.1	procurement and implementation of the permanent design (except to the extent comprised within, or the Employer instructs the Contractor to procure under a Trade Contract);

9.1.2	procurement and timely delivery to the Site of furnishings, fixtures and equipment (“FF&E”);

9.1.3	entering into Trade Contracts and Specialist Contracts and the payment of the Trade Contractors in accordance with Article 11 herein.

9.2	The Employer shall use reasonable endeavours to give or cause to be given to the Contractor in sufficient time to facilitate the effective, efficient and timely construction and commissioning of the Works all necessary Specifications and Drawings, access, approvals, facilities, information, decisions and payments required under the Agreement to be given or made by the Employer, subject to the Contractor’s obligation under Article 4.8. The Contractor is to render its management expertise and coordination services to assist the Employer to perform its responsibilities.

9.3	Without limiting the generality of Article 9.1, the Employer’s responsibilities shall include:

9.3.1	Allowing access to the Site and granting of possession and control of the Site for the construction and commissioning of the Works (subject to Article 4.2);

9.3.2	The appointment and management of Consultants and the provision of all Specifications and Drawings required under the Agreement to be given or made by the Employer in a timely manner;

9.3.4	Payment of the Contractor’s Payroll costs, Fee, Preliminaries, Subcontractors, other costs reasonably incurred by the Contractor in accordance with the provisions of this Agreement.

9.3.5	Obtaining any licences, permits and approvals including such Authority Approvals required to be obtained by and in the name of the Employer with assistance to be provided by the Contractor upon the Employer’s request.

9.3.6	Ensuring operations and maintenance staff are available and trained in sufficient time to allow each Stage Completion, subject to the Contractor ensuring the Employer’s Access is in accordance with the Project Plan.

9.4	Nothing in this Agreement shall be construed as limiting the right of the Employer to employ directly other advisers, experts, consultants and specialists to provide the Employer with independent advice in relation to any part of the Works.

ARTICLE 10 - NOT USED

ARTICLE 11

TRADE CONTRACTORS

11.1	Construction of the Works shall be performed by the Subcontractors and Trade Contractors under the management and coordination of the Contractor.

11.2	As Drawings and Specifications are deemed sufficient to call for tenders for a particular portion of the Works, the Contractor will propose and obtain tenders from a minimum of three tenderers for such portion of the Work and make a recommendation to the Employer as to which should be selected. If however the Contractor is unable to obtain a minimum of three tenders due to the scope of the Works being tendered and/or there is a lack of suitably qualified tenderers, the Contractor shall continue with the tender and inform and obtain the Employer’s approval accordingly. The Contractor shall call tenders for the Works as follows:

(a)	Tenders for Trade Contracts shall be called by the Contractor from such suitably qualified and experienced persons, firms or companies as it shall select provided that tender lists will be agreed in consultation between the Contractor and the Employer;

(b)	The Contractor shall incorporate in the tenders the briefs, relevant Drawings, Specifications and such other conditions proposed to be included;

(c)	The Contractor shall always provide the Employer with updated copies of the tender lists and the Employer may participate in any stage of the tendering process at its own discretion, provided it does not substantially impede the Contractor’s tendering process;

(d)	If in any given call for tenders, the Contractor will nominate the preferred tenderer to the Employer and if such nomination is approved by the Employer, the Employer shall then enter into a Trade Contract with the successful tenderer. If however the price of most tenders submitted exceeds the amount budgeted for that particular works package, the Contractor shall submit a full analysis of tenders to the Employer together with a recommendation with respect to the selection of the successful tenderer which selection shall then be made by the Employer in consultation with the Contractor;

(e)	The Contractor shall undertake all post-tender negotiations with the selected tenderer or tenderers and shall report the progress of such negotiations to the Employer or if considered necessary to resolve any substantive issues, request a representative of the Employer to attend;

(f)	The Contractor agrees and acknowledges that as a condition to the Employer executing any contract with a successful tenderer, the Contractor’s recommendation is required; the Contractor acknowledges that the Employer will execute the contract with the Trade Contractor relying on such recommendation which shall be given by the Contractor using the standard of skill and care referred to in Article 5.1 in relation to the finalisation of such contract.

(g)	For any Trade Contracts which involve design obligations, the Employer shall be responsible for approving such designs. The Employer may request the Contractor to recommend an independent checking engineer to assist the Employer in the design approval process.

(h)	The Contractor shall only attach the Employer’s approved standard form contracts and any corresponding special conditions in any tender packages and thereafter shall not deviate from such standard forms for the purposes of executing the relevant contracts unless any such changes have been approved by the Employer.

11.3	Notwithstanding the foregoing Article 11.2, where the Contractor considers it to be expedient to do so, it may propose to the Employer for the Employer’s approval, that the Contractor deviate from the process outlined in Article 11.2 and engage parties in direct negotiations.

11.4	The Contractor shall take all steps reasonably necessary to enable the Employer to inspect and check workmanship, materials and equipment and to ensure that the Works is being undertaken so as to conform with the Drawings and Specifications and to ensure that the Works complies with all applicable laws, statutes, legislation, acts, by-Laws, ordinances, rules and regulations and all lawful orders and instructions of any competent authority.

11.5	The Contractor shall notify the Employer of the nature and amounts of payments due to Trade Contractors by means of certification of invoices and/or claims.

11.6	The Contractor shall provide necessary administration accounting, Site communications, record keeping and related services and the Employer shall have access upon reasonable notice to all such records maintained by the Contractor.

11.7	The Contractor shall submit to the Employer a statement of progress claims from Trade Contractors made during the period of the statement.

11.8	In accordance with the payment provisions in the Trade Contracts, the Contractor shall submit with each statement, advice from the Contractor which shall state what sum of money it recommends the Employer to pay to each Trade Contractor and the dates on which such payments are due to be paid to the said Trade Contractors.

11.9	Based on the Contractor’s recommendation, the Employer shall examine the statement and if necessary request the Contractor to explain any items therein. If thereafter the Employer agrees with the Contractor’s recommendation, he shall pay each Trade Contractor’s progress claim with or without amendment, as the case may be, on or before the due date for such payments. The Contractor shall ensure that it provides the Employer with a reasonable amount of time to review the statements of progress claims in addition to the time required to respond to any queries that the Employer may have in relation to any items, in particular any items that are likely to be disputed either by the Contractor or Trade Contractor.

11.10	If the Contractor recommends that payment be withheld by the Employer of all or part of a Trade Contractor’s progress claim, the Contractor shall provide a written explanation setting out the reasons in support of such a recommendation. Notwithstanding, the Employer may, in its discretion, pay the said progress claim or that part thereof notwithstanding the recommendation of the Contractor and, in that event, the Contractor shall be relieved of all responsibility in respect of the consequences of the Employer’s actions provided that the Contractor’s recommendation to withhold payment was, in the Employer’s reasonable opinion, based on bona fide grounds.

11.11	The Contractor shall promptly notify the Employer of all claims under or in connection with any Trade Contracts, whether for additional payment, extension of time for completion or other matters. Where such claims for extension and additional monies, if granted, might affect the Target Stage Completion, Committed Stage Completion or Project Cost, the Contractor shall consider the best methods of regaining time lost and/or minimising the effect of such extensions of time and/or additional cost and shall make a recommendation to the Employer, who may instruct the Contractor to follow such recommendation or take alternative action.

11.12	The Contractor shall make recommendations to the Employer regarding claims, which shall be considered by the Employer. If the Employer approves a claim, he shall issue a certificate/letter to that effect, and the Contractor shall include the amount certified into a payment notification in accordance with the terms of the Trade Contract. The Contractor shall not approve any Trade Contractor’s claims without a certificate from the Employer.

11.13

If any defect in the work of any Trade Contractor is identified or if the Employer is otherwise dissatisfied with any Trade Contractor’s performance and the Employer so directs, the Contractor shall, where possible, ensure that the defects or other deficiencies in performance are corrected by the Trade Contractor as soon as reasonably possible or shall otherwise recommend suitable remedial actions.

11.14	In the event that a Trade Contractor serves a Notice of Dispute (as defined in the Trade Contract) upon the Employer, the Contractor shall advise the Employer of the facts and circumstances of the dispute known to the Contractor, and shall endeavour as far as may be reasonably possible to assist the Employer in achieving a prompt settlement or other resolution of that dispute, consult with and pay due regard to the views of the Employer. For the purposes of assisting the Employer in any disputes with Trade Contractors, the Contractor acknowledges that it may be requested to participate in any formal or informal dispute resolution process and agrees to provide such assistance. Subject to having obtained the Employer’s prior approval, the Employer agrees to reimburse the Contractor for any costs it may incur in rendering such assistance.

11.15	In respect of any dispute regarding a Trade Contract, the Contractor shall except with the consent of the Employer, not make any concession or admission.

11.16	The Employer shall, at all times, indemnify and keep indemnified the Contractor against all actions, claims, demands, damages, costs and expenses brought made or awarded against or incurred by the Contractor in relation to any breach of any Trade Contract, Specialist Contract or in respect of any act error or omission by the Employer, provided further that the Employer shall not be required to indemnify the Contractor to the extent that any actions, claims, demands, damages, costs and expenses shall arise out of or shall have been contributed to by any wrongful act or omission of the Contractor.

11.17	The Employer acknowledges that in the interests of effective administration of the Trade Contracts it is preferable for the Employer not to communicate directly with Trade Contractors. However, the Employer shall be entitled to do so where the Employer considers it necessary, in which case the Employer shall inform the Contractor of the communication.

11.18	The provisions outlined in this Article 11 will also be applied to Subcontractors as the case may be as if they were Trade Contractors.

ARTICLE 12

CHANGES

12.1	The Employer or the Employer’s Representative may instruct a Change to the scope of the Works and/or the Services performed by the Contractor as more particularly detailed in Annexures C and D respectively and elsewhere in the Agreement.

12.2	For any Employer initiated Changes that alter the scope of the Works, the Employer shall submit as soon as practicable a description of the proposed Change in work to be performed and a schedule or programme for its execution (“Design Change Request”).The Design Change Request process will comply with any design management plan implemented and agreed to by the Parties.

12.3	If at any time the Employer issues Drawings which include any Changes to the scope of the Works which is not described in an Employer’s Change Request, then as soon as is practicable, the Contractor shall advise the Employer accordingly (“Design Change Notification”). The Design Change Notification shall be administered as described in Articles 12.4 and 12.5. Notwithstanding the foregoing, the Contractor shall proceed with the Works described in the Drawings unless and until the Employer issues instructions to the contrary. The Design Change Notification process will comply with any design management plan implemented and agreed to by the Parties.

12.4	Upon receiving the Design Change Request and in compliance with the processes set out in any design management plan, the Contractor will arrange to meet with and brief the Trade Contractors and/or Specialist Contractors (if any) that will be affected by the Design Change Request in order to ascertain the impact to the programme and the likely increase or decrease in the cost and to review their proposals accordingly. Thereafter, as soon as practicable, the Contractor will set out a proposal in writing to the Employer highlighting:

12.4.1	a brief summary of the scope change;

12.4.2	the anticipated impact (if any) on the programme to a Target Stage Completion or Committed Stage Completion and shall make recommendations to the Employer for the recovery of progress in order to reduce or eliminate any anticipated delay;

12.4.3	a breakdown on the effect on the Project Budget (if any); and

12.4.4	whether in the Contractor’s opinion, the adjustments to time and the proposed cost increase are reasonable having regard to the nature of the Change and if not considered to be reasonable, propose an alternative for the Employer’s consideration.

12.5	The Employer or the Employer’s Representative shall, as soon as practicable after receipt of the Design Change Request, Design Change Notice or a proposal pursuant to Article 12.7 herein below (i) confirm its approval in writing (thereby becoming a “Change Order”), (ii) reject the proposal, or (iii) hold further discussions with the Contractor. In the event that the Change Order is approved, the Project Cost shall be adjusted accordingly.

12.6	For proposed Changes to a Trade Contractor’s scope of works initiated by a Trade Contractor or the Contractor or pursuant to Article 12.7, the same process set out in Articles 12.4.1 to 12.4.4 and Article 12.5 shall apply.

12.7	The Contractor may, at any time, submit to the Employer or the Employer’s Representative a written proposal which in the opinion of the Contractor or a Trade Contractor will reduce the cost of constructing, maintaining, or operating, the Works, or improve the efficiency value to the Employer of the completed Works, or otherwise be of benefit to the Employer. If the Employer agrees with the concept of the proposal, the Contractor will then prepare a written proposal setting out the Changes, costs and programme issues involved. Once the proposal has been confirmed in writing by the Employer, it will be deemed a Change Order.

12.8	There shall be no adjustment to the Fee in respect of Changes, except as provided for in Article 14.

ARTICLE 13

INSURANCE

13.1	On or before the Date for Commencement, the Employer has procured, in the joint names of “The Employer and/or Contractor and/or Trade Contractors and/or Specialist Contractors and/or their subcontractors of any tier “, the following insurance:

13.1.1	Contractor’s All Risks insurance and Third Party Liability;

13.1.2	Constructional plant and equipment;

13.1.3	Employees’ Compensation Insurance in accordance with the Employees’ Compensation Ordinance of the Macau SAR;

13.1.4	Employees’ Compensation Insurance in accordance with the Employees’ Compensation Ordinance of the Hong Kong SAR in respect of the Employer and the Contractor only.

Under the Contractor’s All Risks insurance and Third Party Liability, Consultants are insured for their Site activities only.

13.2	The Contractor has reviewed and accepts the terms of the policies referred to in Article 13.1 as procured by the Employer.

13.3	The Employer shall maintain the insurance referred to in Article 13.1 throughout the duration of the Works until the end of the Defects Period of Stage Completion of the last Stage to be opened to the public.

13.4	The Contractor will take reasonable steps to ensure that, throughout the duration of the Works, Subcontractors and Trade Contractors maintain insurance in the joint names of the Employer in respect of motor vehicle liability, aviation liability, marine liability, offshore manufacture and other such insurances as may be required by law or are agreed between the Employer and Contractor as appropriate and to provide evidence of such insurance upon request.

13.5	Whenever requested in writing by the other Party, a Party liable to effect or maintain insurance shall produce evidence to the satisfaction and approval of the other Party of the insurance effected and maintained and that the relevant premiums have been paid.

13.6	The effecting of insurance shall not limit the liabilities or obligations of a Party under other provisions of the Agreement. All deductibles under insurance policies shall be borne by the Contractor, relevant Subcontractor, Trade Contractor or Specialist Contractor as may be applicable.

13.7	If any loss or damage affecting work executed or any part thereof or any materials at the Site is occasioned by any one or more of the risks covered by the insurance policies referred to in this Article 13 then, upon discovering the said loss or damage, the Contractor shall forthwith give notice in writing to the Employer and the insurers of the extent, nature and location thereof and provide colour photographs.

13.8	After any inspection required by the insurers in respect of a claim under the policy referred to in Article 13.1 has been completed, unless otherwise directed by the Employer, the Contractor shall use the standard of skill and care referred to in Article 5.1 to secure the restoration of work damaged, the replacement or repair of any materials which have been lost or damaged, the removal and disposal of any debris and proceed with securing the carrying out and completion of the Works.

13.9	The Contractor shall for himself, and shall procure that all Subcontractors and Trade Contractors who are recognised as an insured under the policy referred to in Article 13.1.1, shall authorise the insurers to pay all monies from such insurance in respect of any claim where the quantum exceeds HK$100 million to the benefit of the Employer. Thereafter such monies received from the insurers will be accordingly distributed to such Subcontractors and Trade Contractors.

13.10	The Contractor shall comply with all warranties, declarations, terms, conditions and other requirements of the insurance policies maintained by the Employer under Article 13.1, and the Contractor shall not do or omit to do anything which may render voidable, void, unenforceable or otherwise ineffective any such policy or entitle insurers to avoid any liability thereunder. The Contractor shall take all reasonable steps to ensure that the Subcontractors and Trade Contractors comply with the provisions of this Article 13.10.

13.11	The Employer intends to place at its own expense Professional Indemnity Insurance which will be in the name of the Contractor and others as agreed with the Employer. The Professional Indemnity Insurance will be for the sum of not less than US$20,000,000 and subject to a deductible of approximately US$1,000,000. The deductible will be at the expense of the Contractor where the Contractor has been the cause of a claim, or otherwise at the expense of any other Consultant where that Consultant has been the cause of the claim. The Professional Indemnity Insurance will be for a period of not less than 7 years, with an option to extend the period which can be exercised by the Employer. The Professional Indemnity Insurance will not contain any provisions which allow the insurer the right to subrogate against the Contractor or others as agreed with the Employer. Notwithstanding the foregoing, the Contractor may also place an additional professional indemnity insurance policy for its own benefit and the cost of such policy will not be reimbursable as a Project Cost.

ARTICLE 14

FEE, INCENTIVE BONUS AND PAYMENT

14.1	Subject to adjustment in accordance with the Agreement, the Contractor will be entitled to a Fee of HK$600 million. The Fee shall be subject to adjustment in accordance with Articles 14.2 to 14.8 herein.

14.2	For the purposes of calculating Fee adjustment, when the Employer approves a Change and confirms this by a Change Order, the Fee shall be increased or decreased by 5% of the adjustment to the Project Budget. Notwithstanding the foregoing, if in the event that the Change Order is in relation to Design Development that has resulted in abortive works and re-work involving significant additional costs, then the Project Budget shall be adjusted accordingly but there shall be no adjustment to the Fee. The final amount of Fee payable to the Contractor will be determined by having regard to the net adjustment to the Project Budget after Final Completion has been achieved.

14.3	In the event that work is deferred beyond December 2009 by specific instruction of the Employer to defer, the value of the deferred work carried out after that date will attract a further Fee of 5.5% of the cost of the deferred work conducted after the end of December 2009. The decision to defer will be on the basis of an instruction from the Employer to defer part of the Works. Delays occasioned in any other manner will not be subject to this adjustment.

14.4	The Contractor will use the standard of skill and care referred to in Article 5.1, so that, as far as reasonably practicable, the actual Project Costs are within the Project Budget as identified in Annexure A or as may be adjusted in accordance with Article 12.

14.5	Subject to Article 4.7, if upon achieving Final Completion of the Works, the actual Project Costs are below the Project Budget identified in Appendix A or as may be adjusted in accordance with Article 12, then such difference shall be regarded as costs savings to the Project Budget. The first HK$600 million in savings to the Project Budget shall be split on a 50/50 basis between the Employer and the Contractor, with the Contractor’s proportion being paid as an adjustment to the Fee. However, the maximum costs savings payable to the Contractor shall not exceed HK$300 million. Thereafter, all savings shall revert to the Employer. The Contractor shall not be liable in the event that the actual approved Project Costs exceed the Project Budget, as identified in Annexure A, or as may be adjusted in accordance with Article 12.

14.6

Subject to Article 4.7, In the event that the Contractor is able to achieve Stage Completion for Stage 1 earlier than the Committed Stage Completion for Stage 1, as may be amended in accordance with the Agreement, then the Contractor shall be paid, by adjustment to the Fee in the month following Stage Completion, an early completion bonus in the amount of HK$25 million per calendar month for each complete calendar month that the Stage Completion for Stage 1 occurs prior to the

Committed Stage Completion for Stage 1, such early completion bonus to be capped at HK$75 million. There will be no pro rata payments made to the Contractor for any partial calendar month being achieved prior to the Committed Stage Completion for Stage 1.

14.7	If Stage Completion for Stage 1 occurs after the Committed Stage Completion for Stage 1, as may be amended in accordance with this Agreement, the Fee shall be reduced by HK$25 million per calendar month for each complete calendar month that the Stage Completion for Stage 1 occurs after the Committed Stage Completion for Stage 1, subject to a maximum deduction of HK$100 million. In such event, the Employer may deduct, withhold and/or set off the whole or any portion of the foregoing amounts from or against any amounts then or thereafter payable or due to Contractor from the Employer, alternatively, the Contractor shall pay to the Employer such amount upon written demand.

14.8	The reductions in the Fee for delay in Stage Completion for Stage 1 beyond Committed Stage Completion are less than a genuine pre-estimate of the anticipated loss in revenue to the Employer by reason of the delay and shall not be construed as a penalty.

14.9	Other than as provided for in Article 14.7, the Contractor will not be liable for liquidated damages or any kind of indirect or consequential loss or damage and for any loss of profit, loss of revenues, loss of any contract or loss of use of all or any portion of the existing property arising under or in connection with this Agreement, in the event of delays and/or disruption to the Works.

14.10	The aforementioned Article 14.9 shall not be construed so as to relieve the Contractor from liability for any other act or omission, or for any breach or default of the Contractor.

14.11	Without prejudice to Article 14.7 or any other provision in the Agreement, the total aggregate liability of the Contractor to the Employer for any breaches of its obligations under this Agreement or otherwise in connection with this Agreement shall not exceed Hong Kong dollars six hundred million dollars (HK$600 million).

14.12	Save as provided for in this Article14, there shall be no adjustment to the Fee.

14.13	The Fee, subject to any adjustments provided for under this Agreement, will be paid to the Contractor on a monthly basis as follows; HK$550 million will be paid in proportion to the Project Budget incurred for the corresponding month and HK$50 million of the Fee shall be retained by the Employer until the issue of the Certificate of Stage Completion in respect of the last Stage comprising the Works.

14.14	The Contractor shall each month at least three working days prior to the Payroll Payment Date for the month give to the Employer a written statement of:

(a)	the Payroll Costs to be paid on or before the Payroll Payment Date for the month;

(b)	the Preliminaries and any other approved Project Costs due to be paid to the Contractor on or before the Month End Payment Date;

(c)	the Fee instalment to be paid to the Contractor on or before the Month End Payment Date.

14.15	The Employer shall procure:

(a)	payment of the Payroll Costs for the month to the Contractor on or before the Payroll Payment Date;

(b)	payment of the Preliminaries and any other approved Project Costs due and payable on or before the Month End Payment Date;

(c)	payment of the Fee instalment for the month to be paid to the Contractor on or before the Month End Payment Date;

(d)	payment of the sums due and payable to the Trade Contractors in accordance with the Contractor’s statement pursuant to Article 11.

14.16	Where the Contractor with the agreement of the Employer determines it is in the Project’s interest to make an ad hoc payment on a date other than the Month End Payment Date, the Contractor shall give the Employer a written statement of the sum to be paid.

14.17	At the end of each month the Contractor shall give to the Employer a written report identifying:

(a)	the Contractor’s best rolling forecast of the sums falling due for payment in respect of Payroll Costs, Preliminaries, Subcontractors, Trade Contractors and the Fee in each of the following three months, identifying the aggregate amount due to Subcontractors and Trade Contractors by the end of the month;

(b)	the amounts paid in respect of Payroll Costs, Preliminaries, Subcontractors Trade Contractors and the Fee in the month, broken down in reasonable detail, and the cumulative amounts paid to date;

14.18	Project Costs are subject to audit and approval by the Employer in accordance with Article 20.3 and Annexure D.

ARTICLE 15

DEFECTS

15.1	The Contractor shall provide to the Employer for its reference, a complete list of defects and/or outstanding items of work in relation to each Trade Contract and Subcontract (that relates to the permanent Works) which has achieved practical completion that are required to be completed during the respective defects liability periods. The Contractor shall ensure that the remedying of defects and/or outstanding items of work are performed in a safe, efficient and timely manner with minimal disturbance to the Employer and/or the general public to the extent that such disturbance can be reasonably minimised or prevented.

15.2	In relation to any costs involved in abortive, remedial and defective work (including defective design work), the Contractor will ensure that the Trade Contractors and/or Sub-Contractors responsible for the defects will carry out the remedial works in a timely manner. The remedial works shall be carried out at no cost to the Works, where possible. However, in the event this is not possible and reasonable costs are incurred as a result of such defects, the Contractor shall inform the Employer and after the Employer’s approval these costs will become Project Costs, subject to Annexure E.

ARTICLE 16

EMPLOYER’S ACCESS, STAGE COMPLETION AND FINAL COMPLETION

16.1	The Contractor acknowledges that the Employer’s Access is a critical activity necessary for achieving Stage Completion as it allows access to the Employer, Consultants, Specialist Contractors and other of the Employer’s employees or agents that must perform certain work and other tasks in connection with each Stage Completion. Activities comprising the Employer’s Access for a Stage Completion include but are not limited to the installation and commissioning of certain FF&E, plant and equipment, the training of Employer’s operations personnel, trial operation of the facility and so forth.

16.2

The Employer’s Access dates will be scheduled in accordance with Article 3.2.5 with first access generally commencing from between six to four months prior to a Stage Completion and thereafter the other access dates for a Stage being phased in.

It is anticipated that during the first Employer’s Access for a Stage, Trade Contractors and/or Subcontractors will still be performing their works. Notwithstanding, the Contractor shall programme the Trade Contractors and/or Subcontractors works to reach practical completion no later than six weeks prior to a Stage Completion. In the last six weeks prior to a Stage Completion, the Employer shall have unfettered and full access to the Stage with limited access being granted to Trade Contractors and/or Subcontractors for the purpose of rectifying any defects and minor outstanding work items.

16.3	The ability of the Employer to complete the applicable Employer’s pre-operation work for a Stage is dependent in part on the achievement of certain interim milestones as set out in the programmes. If it becomes apparent that Employer’s Access for a Stage will not be achieved for reasons beyond the Contractor’s control, the Contractor shall submit a proposal to the Employer recommending the best methods of regaining time lost and/or minimising the effect of any such extension of time or additional cost.

16.4	When the Contractor considers that a Stage is substantially complete in accordance with all requirements in the Agreement, the Contractor shall request in writing an inspection for the purposes of Stage Completion. Stage Completion in respect of a Stage may be initiated by either Party. The Employer and/or its Consultants and/or any party nominated by the Lender together with the Contractor shall jointly inspect and document the condition of the Stage and make a list of outstanding items of work (in accordance with Article 16.6) that will not preclude Stage Completion from being achieved but that needs to be completed prior to issue of the Certificate of Final Completion.

16.5	For the purposes of Article 16.4, but subject to Article 16.6, Stage Completion for a Stage shall mean (i) the point when progress of Works for such Stage is sufficiently complete in accordance with the Drawings and Specifications and all applicable approvals obtained (in so far as the Contractor is responsible for such approvals) to enable the Employer to fully occupy and utilize such Stage for all of its intended purposes and can be opened to the general public; (ii) all necessary commissioning tests have been carried out and passed for all systems included in the Works for such Stage (including, but not limited to, all life safety systems) and such systems are operational and functioning and instruction of the Employer’s personnel in the operation of the systems included in such Stage has been completed; (iii) all patent defects (in accordance with Article 16.6) have been remedied; and (iv) the Works comprised in such Stage is in accordance with the Drawings and Specifications. Notwithstanding the foregoing, Stage Completion shall not be unreasonably prevented or delayed by the performance of the Employer’s Access work, including, but not limited to, the late arrival of FF&E provided by the Employer.

16.6	Any outstanding items of work to be completed after Stage Completion has been certified shall be minor in nature, to enable the Employer to occupy the building(s) and/or structures comprising the Stage and shall not materially interfere with, disrupt or hinder the Employer’s use, occupancy or enjoyment of the Stage including the intended normal business operations of such Stage, or detract from the aesthetic appearance of the same.

16.7	If the Employer’s Lenders reasonably disagree that Stage Completion has been achieved with respect to a Stage, the Employer shall provide the Contractor with a list of the items which should be completed or corrected for purposes of achieving Stage Completion for such Stage.

16.8	When the Employer determines that Stage Completion of a Stage has been achieved in accordance with Article 16.5, the Employer shall issue a certificate (“Certificate of Stage Completion”) to the Contractor identifying the date upon which Stage Completion for a Stage was achieved. The issue of a Certificate of Stage Completion shall not be unreasonably withheld or delayed. If in the opinion of the Employer, all defects and outstanding work items have been rectified or completed following the expiry of the Defects Period, the Employer shall issue the Contractor with a certificate of making good defects and the completion of rectifying all defects and outstanding work shall be deemed to have taken place on the date named in such certificate.

16.9	If in the reasonable opinion of the Employer all the Works have been completed, the Defects Periods for all Stages have expired and all outstanding items of work completed, all as-built drawings and operating, maintenance, servicing and cleaning manuals and instructions, spare parts (if any), maintenance stocks and spare materials provided by the Subcontractors and/or Trade Contractors or others for all services and equipment incorporated into the Works have been documented and/or handed over to the Employer (“Final Completion”), the Contractor shall then prepare a final account in respect of the Works. The Parties shall endeavour to agree the final account within 60 days after the occurrence of Final Completion. Upon agreement being reached, the Employer shall issue a certificate (“Certificate of Final Completion”) confirming the final account. If agreement cannot be reached within the 60 days, the Employer may issue the Certificate of Final Completion setting out the Employer’s determination of the final account and identifying any matters which the Parties have agreed are outstanding, including without limitation any disputes with Subcontractor and/or Trade Contractors over their entitlements.

16.10	The Certificate of Final Completion shall be conclusive as to the final amounts due from the Employer to the Contractor arising out of or in respect of the Agreement except for:

16.10.1	final amounts due in respect of any matters agreed between the Parties as outstanding identified in the Certificate of Final Completion;

16.10.2	any amounts which are the subject of a Notice of Dispute issued under Article 19.4 within 28 days of the date of the Certificate of Final Completion.

16.11	Throughout the Works, the Contractor shall review his staff requirements for the Works. Subject to approval by the Employer:

16.11.1	the Contractor shall from time to time adjust his staff to comply with Article 5.4;

16.11.2	upon completion of parts of the Works, the Contractor shall arrange for demobilisation of his own staff and equipment as appropriate;

16.11.3	upon Final Completion, the Contractor shall arrange for demobilisation of all remaining staff and equipment with all due expedition, subject only to retaining such staff as may reasonably be required for the purposes of finalising the final account. No Payroll Costs shall be due to the Contractor in respect of any period after the date of the Certificate of Final Completion except to the extent agreed between the Parties for matters identified as outstanding in the Certificate of Final Completion.

16.12	Upon Final Completion or earlier as agreed between the Parties the Contractor shall use its reasonable commercial endeavours to assist the Employer as the Employer’s agent, to realize the residual value of all plant, equipment, materials and other real or personal property owned by the Employer, by selling the foregoing items at the best market price it can obtain, unless otherwise agreed by the Employer. The Contractor shall be offered the right of first refusal to purchase such plant, equipment, materials or property at the best market price that can be obtained for the same.

16.13	The Contractor shall arrange for direct payment to be made to the Employer of all monies due from the proceeds of sale of all plant, equipment, materials and other real or personal property sold in accordance with the provisions of Article 16.12 and shall cause an account to be prepared showing the net proceeds of sale after deduction of the Contractor’s reasonable expenses approved by the Employer in connection with the sale of the foregoing items. The Contractor shall thereafter deliver up to the Employer all unsold materials, plant, equipment or other property owned by the Employer.

16.14	All proceeds from such sales shall be credited against the Project Budget.

ARTICLE 17

CONFIDENTIALITY

17.1	The Contractor acknowledges that during the term of this Agreement it will receive confidential and/or commercially sensitive information owned by the Employer or other member of the Employer’s group, or otherwise in the care of the Employer. The Employer considers all information (regardless of form) pertaining to the Works to be confidential and proprietary, including information which is prepared or developed by or through the Contractor, Employer, Consultants, Trade Contractors and Specialist Contractors, unless otherwise stated to the Contractor in writing.

17.2	The Contractor will not at any time, directly nor indirectly, use any confidential and/or commercially sensitive information or disclose it to any other person, corporation or entity, except as required by the normal and proper course of performing its obligations under the Agreement or as instructed by the Employer in writing. The Contractor shall comply with any reasonable policies or guidelines the Employer may issue for the protection of the confidential and/or commercially sensitive information and shall take all necessary precautions to maintain the said information in confidence under all circumstances, including but without limitation, procuring that where the confidential and/or commercially sensitive information is required to be disclosed to its employees, officers, agents and other persons on a need to know basis, the recipient shall be made aware of the confidential nature of the information. The Contractor shall cause its directors, senior staff and other employees and those of its parent and/or ultimate holding company, subsidiaries and affiliated companies who may need to use the confidential and/or commercially sensitive information to comply with the confidentiality and non-use obligations set forth herein and shall vicariously be liable for any breach committed by these parties. In the event that the confidential and/or commercially sensitive information is required to be disclosed by the Contractor to a third party, the Contractor shall procure that the intended recipient of the confidential and/or commercially sensitive information provide a confidentiality undertaking on the same terms as provided for herein this Article 17.

17.3	The Contractor shall use the same degree of care, but no less than a reasonable degree of care, as the Contractor uses with respect to its own similar information to protect the confidential and commercially sensitive nature of such information and to prevent (a) any unauthorized use of confidential and commercially sensitive information, (b) dissemination of confidential and commercially sensitive to any employee of the Contractor without a need to know, (c) communication of confidential and commercially sensitive information to any third party or (d) publication of confidential and commercially sensitive information.

17.4	Notwithstanding the confidentiality provisions in the preceding paragraphs, but without waiving any breaches occurring prior to the existence of an excluding event set out below, the Contractor shall not be prevented hereunder from disclosing any confidential or commercially sensitive information that:

(i)	is in the public domain prior to its receipt by the Contractor from the Employer;

(ii)	is in the Contractor’s lawful possession prior to its receipt from the Employer; or

(iii)	becomes part of the public domain by publication or otherwise not due to any unauthorised act or omission of the Contractor;

(iv)	for the purpose of receiving legal or accounting advice.

17.5	The restrictions contained in this Article shall remain in force following termination or completion of this Agreement, regardless of the reason for termination.

ARTICLE 18

SUSPENSION AND DETERMINATION

18.1	Suspension by Employer

Where the suspension of the construction and commissioning of the Works or any part thereof becomes necessary in the opinion of the Employer, it may order the Contractor to suspend the progress of the Works or any part thereof for such time as it may think fit and the Contractor shall comply with such suspension order as soon as practicable.

18.2	Not used

18.3	Recommencement of Work

The Employer shall determine when the reasons for any suspension no longer exist and the Contractor shall recommence work on the Works or on the relevant part of the Works as soon as practicable thereafter.

18.4	Cost of Suspension

All reasonable costs and expenses incurred by the Contractor by reason of any suspension that are Preliminaries shall be recoverable as such. The Contractor shall use the standard of skill and care referred to in Article 5.1 to ensure that such costs are kept to the minimum reasonably achievable.

18.5	Contractor default

18.5.1	Should there be a material default by the Contractor in respect of the following obligations or duties under the Agreement:

(a)	in providing the overall quality of Contractor’s personnel required for the Works and retaining their employment as provided for in the Agreement;

(b)	in providing and maintaining the management systems and processes agreed with the Employer;

(c)	in demonstrating ongoing awareness and care in consideration of budgeting control issues;

(d)	in maintaining proper management control associated with Site preliminaries and staffing levels;

(e)	the Contractor repeatedly fails to provide access to all such records as provide for in Article 20.3.2 such shall be deemed a material breach of this Agreement;

and as a result of such default the construction and the commissioning of the Works is materially affected (except in the case of Article 18.5.1(e) above which shall still constitute an event of default independent of the construction and the commissioning of the Works being materially affected), then in such case, the Employer may give the Contractor written notice specifying the default and stating the intention of the Employer to determine the engagement of the Contractor under the Agreement and if the Contractor fails to remedy such default within 30 days after receipt of such notice then the Employer, without prejudice to any other rights or remedies, may determine the engagement of the Contractor under the Agreement by further written notice to the Contractor.

18.5.2	Should the Contractor (or any member thereof) or any person providing a guarantee in respect of the Contractor’s obligations under the Agreement have an execution levied against it or a winding up order made or (except for the purpose of reconstruction) pass or attempt to pass a resolution for winding up or be a party to the appointment of or have an official manager appointed or have a receiver of the whole or any part of its property, undertaking or assets appointed or be a party to or attempt to enter into any composition or scheme or arrangement, then the Employer without prejudice to any other rights or remedies may forthwith determine the employment of the Contractor under the Agreement by written notice to the Contractor.

18.5.3	Upon any termination of the Contractor’s employment under this Article 18.5.1 or 18.5.2, if so required by the Employer the Contractor shall assign the benefit of any Sub-Contract to the Employer or, if the Employer so requires, enter into a novation agreement with the Employer or its nominee under which the entitlements and obligations of the Contractor under the Sub-Contract shall be transferred to the Employer or its nominee. The Contractor shall facilitate an orderly handover to the Employer of such Sub-Contracts. Provided further, the Contractor shall also hand over to the Employer, the contacts and management process and systems related to the Trade Contractors.

18.6	Termination for Convenience

The Employer may at any time by written notice to the Contractor determine the employment of the Contractor under the Agreement, without giving reasons. Upon any termination under this Article 18.6, the Contractor shall take all reasonable steps to demobilise the Contractor’s own staff and equipment. The Contractor shall be entitled to (1) the Project Costs incurred up to the date of the determination of the employment of the Contractor; and (2) the proportion of the Fee due by reference to such Project Budget determined in accordance with Article 14.12; and (3) all subsequent approved Project Costs incurred including reasonable costs of demobilisation; and (4) 25% of the outstanding balance of the Fee. The Employer shall not appoint any replacement contractor to perform the services of the Contractor before six months have elapsed since the date of termination of the Contractor’s engagement in the event that the Employer does employ a replacement contractor 50% of the outstanding Fee shall be paid to the Contractor.

18.7	Termination for force majeure

If for any reason beyond the control of the Employer, the Employer is prevented from continuing with the Project or complying with its obligations under the Agreement, the Employer may at any time by written notice to the Contractor determine the employment of the Contractor under the Agreement. Upon any termination under this Article 18.7, the Contractor shall have the same rights and obligations as under Article 18.6.

18.8	Employer Default

Should the Employer fail to make a payment in respect of any undisputed payments due to the Contractor according to the provisions of the Agreement within 28 days of the due date for payment and thereafter fails to remedy the position within 30 days of receipt of a written notice specifying such failure and requiring the remedy of same or should the Employer have an execution levied against it or a winding up order made or (except for the purpose of reconstruction) pass or attempt to pass a resolution for winding up or be a party to the appointment of or have an official manager appointed or have a receiver of the whole or any part of its property or undertaking appointed or be a party to or attempt to enter into any composition or scheme of arrangement then the Contractor, without prejudice to any other rights or remedies, may forthwith determine the employment of the Contractor under the Agreement by further written notice to the Employer. Upon determination of the employment of the Contractor for default of the Employer the Contractor’s entitlements shall be the same as upon determination for convenience by the Employer under Article 18.6.

ARTICLE 19

GENERAL

19.1	Publicity

The Contractor shall not issue any news releases and/or any other advertising pertaining to the Works or the Project, including advertising its participation in the Project, without first obtaining the Employer’s express written approval. The Contractor hereby agrees not to use the name of the Employer’s premises, or any variation thereof, or any logos used by the Employer, in connection with any of the Contractor’s business promotion activities or operations without the Employer’s express prior written approval. The Contractor shall use its reasonable endeavours to require the Subcontractors and Trade Contractors to comply with the requirements imposed upon Contractor by this Article 19, including obtaining the Employer’s prior written consent to the form and content of any promotional or advertising publications or materials which depict or refer to their respective roles in providing work for the Project.

19.2	Notices

Any notice notification demand consent or other communication required to be given or made under or pursuant to the Agreement shall be deemed to have been duly given or made when given in writing and either personally served on an officer of the Party or sent by mail, or sent by facsimile addressed to the addresses set out in Annexure A or to such other addresses as may from time to time be notified by a Party for the purpose of this Article.

Any notice demand consent or other communication hereunder shall be deemed to have been served,

(i)	if delivered personally, on the date of receipt;

(ii)	if sent by post, three (3) days after posting; and

(iii)	if sent by facsimile, upon receipt by the sender of a confirmation facsimile message from the recipient confirming receipt.

19.3	Parent Company Guarantees

The Employer shall procure a guarantee from Melco PBL Entertainment (Macau) Limited in favour of the Contractor in respect of its obligations under the Agreement. The Contractor shall procure a guarantee from Leighton Holdings Limited in favour of the Employer in respect of its obligations under the Agreement. The guarantees shall be substantially in the respective forms set out in Annexure H.

19.4	Dispute Settlement

19.4.1	Any dispute arising out of or in connection with the Agreement shall be resolved in accordance with this Article 19.4, which shall be the sole means of resolving such dispute.

19.4.2	For the purposes of Articles 19.4.3 to 19.4.14, a dispute shall be deemed to arise when one Party serves on the other Party a notice (a “Notice of Dispute”) stating the nature of the dispute and initiating the procedure in this Article 19.4.

19.4.3	Within 30 days of service of a Notice of Dispute the Supervisory Board shall meet and give a decision on the dispute in writing. Notwithstanding the foregoing, the Supervisory Board shall not have the authority to determine any disputes involving amounts of more than US$25 million. Such disputes will be referred directly to mediation.

19.4.4	Unless the Agreement has already been terminated or abandoned, or the employment of the Contractor determined, the Parties shall in every case continue to proceed with their respective obligations under the Agreement with all due diligence and expedition and shall forthwith give effect to every decision of the Supervisory Board. Any such decision shall be final and binding except after and to the extent that it shall have been revised by:

(a)	agreement between the Employer and the Contractor;

(b)	an arbitral award.

19.4.5	Where:

(a)	the Employer or the Contractor is dissatisfied with any decision of the Supervisory Board given under Article 19.4.3; or

(b)	the Supervisory Board has failed to give a decision or notice under Article 19.4.3 within 60 days of the reference of the dispute to it,

then either Party may within 90 days of the date of receipt of the Supervisory Board’s decision or expiry of the 30 day period (as the case may be) by notice in writing to the other Party refer the dispute to the arbitration by one arbitrator to be agreed upon between the Parties or (if the Parties fail to appoint an arbitrator within 30 days of either Party serving on the other Party a written notice to concur in the appointment of an arbitrator) a person to be appointed by the Secretary-General of the Hong Kong International Arbitration Centre. If the Secretary-General is absent from Hong Kong or is otherwise unable or unwilling to appoint an arbitrator, then his function under this clause may be fulfilled by any acting Secretary-General or other officer of the Hong Kong International Arbitration Centre and references to the “Secretary-General” shall be construed accordingly.

19.4.6	No steps shall be taken in any reference to an arbitrator (with the exception of the formal appointment of the arbitrator) unless and until either Party has first referred the dispute to mediation by serving on the other Party a request for mediation (“Request for Mediation”) in accordance with Article 19.4.7 and the Party serving the Request for Mediation has made a bona fide attempt to resolve the dispute by mediation. Such a bona fide attempt shall be deemed to have been made provided that the following minimum steps have been taken:

(a)	a mediator has been appointed pursuant to the mediation rules of the Hong Kong International Arbitration Centre which came into effect on 1 August 1999 (the “Mediation Rules”); and

(b)	the Party serving the Request for Mediation has attended at least one meeting with the mediator (whether with or without the presence of the other Party).

19.4.7	A Request for Mediation may, if both Parties so consent in writing, be served at any time after the expiry of the 90 day period referred to in Article 19.4.5.

19.4.8	Any mediation commenced under Article 19.4.6 shall be conducted in accordance with the Mediation Rules, save that in the event of any inconsistency between the Mediation Rules and these Conditions, these Conditions shall prevail.

19.4.9	Where, in the opinion of either Party, a dispute between them concerns any matter involving that Party and any other person or persons, then neither Party shall object to the participate in any mediation commenced in relation to such dispute of such other person or persons.

19.4.10	The requirement to attempt to resolve disputes by mediation before taking any step in arbitration proceedings shall not prevent either Party from making an application to an arbitrator or to the courts for any interlocutory relief involving the obtaining or preserving of evidence or preventing or requiring the taking of certain actions (whether with regard to the subject matter of the dispute, the assets of the other Party or in any other regard) pending the final resolution of the dispute. Once such application for interlocutory relief has been decided or settled (pending the final resolution of the dispute), and in order to allow mediation to take place or to continue, the Parties shall consent to any application made to extend any time limits fixed by the arbitrator for taking any steps in the arbitration until a reasonable time after the mediation process is complete.

19.4.11	If a dispute is not settled by agreement pursuant to the recommendation of a mediator or otherwise, either Party may within 30 days of the date of termination of mediation pursuant to Rule 11 of the Mediation Rules or with the agreement of the other Party request the arbitrator to continue with the arbitration whereupon the arbitration shall proceed.

19.4.12	In determining whether any proceedings have been commenced within the period after the relevant cause of action arose allowed by the Limitation Ordinance (or any statutory re-enactment or modification thereof) for the commencement of litigation or arbitration proceedings, such proceedings shall be deemed to have commenced when the cause of action was made the subject matter of a Notice of Dispute served under Article 19.4.2.

19.4.13	The reference to arbitration under this Article 19.4 shall be a domestic arbitration for the purposes of Part I of the Arbitration Ordinance (Cap. 341) of the Hong Kong Special Administrative Region or any statutory modification thereof for the time being in force and the reference shall be deemed a submission to arbitration within the meaning of such Ordinance. The arbitration shall be conducted in accordance with the Hong Kong International Arbitration Centre Domestic Arbitration Rules 1993 edition (the “Arbitration Rules”). However, unless otherwise agreed:

(a)	the time period allowed for service of the first written statement shall commence running 7 days after either Party has requested the arbitrator to continue with the arbitration under Article 19.4.11;

(b)	notwithstanding Article 8.2 and Article 13 of the Arbitration Rules, the place of meetings and hearings in the arbitration shall be Hong Kong.

19.4.14	The arbitrator(s) shall have full power to open up, review and revise any certificate, determination, instruction, opinion or valuation of (or on behalf of) the Employer and the Supervisory Board relevant to the dispute, except to the extent the Conditions provide otherwise.

19.5	Governing Law and Jurisdiction

19.5.1	The Agreement shall be governed and construed in accordance with the law of the territory specified in Annexure A.

19.5.2	Subject to Article 19.4, the Parties submit to the non-exclusive jurisdiction of the Courts in the Hong Kong Special Administrative Region.

19.6	Registration of Contractor’s Business in Macau and the Business of Trade Contractors

19.6.1	The Contractor shall register its business as a service provider with the Direcção dos Serviços de Finanças de Macau (“DSF”) as soon as reasonably practicable after the date hereof and in any event no later than twenty (20) days following the execution of this Agreement. Notwithstanding anything contrary in this Agreement, the Employer’s obligations to pay any sums under the Agreement shall be conditional upon the Contractor delivering to the Employer a certified true copy of the business registration application form filed (M/1 form) with DSF, bearing acknowledgement of receipt by the DSF, evidencing the registration of the Contractor with DSF. For the avoidance of any doubt, in no event shall the Employer be liable for the payment any sums under this Agreement until the certified true copy of the M/1 form mentioned above has been delivered by the Contractor to the Employer.

19.6.2	The Contractor shall comply with all requirements imposed by DSF and all other laws of Macau applicable to the Contractor, its business and its operations and its obligations under this Agreement.

19.6.3	The Contractor shall ensure that each Trade Contract and Subcontract contains a provision in similar terms to this Article 19.6 in respect of registration of the Subcontractor’s business.

19.7	Payments by the Employer

19.7.1	All amounts payable by the Employer hereunder shall be net of all taxes, levies, imposts, deductions, charges, withholdings and duties (including stamp and transaction duties), together with any related interest, penalties, fines and other statutory charges (collectively “Taxes”) required by law to be deducted in respect of sums payable under this Agreement by the Employer to the Contractor, including for the avoidance of doubt the Fee. The Employer shall have no obligation to gross-up any payment made to the Contractor.

ARTICLE 20

SPECIAL CONDITIONS

20.1	Intellectual Property and documents and records

20.1.1	The Contractor shall ensure that a licence is given to the Contractor under each Subcontract to use all intellectual property rights in the works under the Subcontract for all purposes relating to the Works and that the Contractor has the right to grant a sub-licence to the Employer in respect of such licence. In respect of each such licence, the Contractor grants the Employer a sub-licence in the same terms. The Employer shall own and be entitled to possession of all documents and records (whether in hard copy or electronic) produced by the Contractor, which the Contractor shall give to the Employer forthwith upon request.

20.1.2	The Contractor shall ensure that in each Subcontract an indemnity in respect of infringement of any intellectual property rights arising from the works or the use of the works under a Subcontract is given to the Contractor. The Contractor shall indemnify the Employer against all liabilities and claims in respect of any infringement or alleged infringement of any intellectual property right arising in connection with the Works.

20.2	Joint and Several Liability

Leighton Contractors (Asia) Limited, China State Construction International Holdings Ltd., and John Holland Pty Limited in joint venture shall be jointly and severally liable to the Employer for the fulfilment by Contractor of the terms of this Agreement and shall be fully responsible for the proper performance of the obligations of Contractor under the Agreement. The composition of the joint venture formed by Leighton Contractors (Asia) Limited, China State Construction International Holdings Ltd., and John Holland Pty Limited as well as the terms and conditions of the written joint venture agreement among such parties, shall not be materially altered without the Employer’s prior written consent, which consent shall not be unreasonably withheld or delayed including but not limited to any direct or indirect transfers of interests in the joint venture by or among any of such parties shall be subject to the Employer’s prior written consent.

20.3	Audit

20.3.1	To facilitate audits by the Employer or the Lenders, the Contractor shall keep full and detailed records of all aspects of the Project Costs and the related approval documents, including for the purposes of financial and technical audit and without limitation records relating to management systems and processes, labour hours and costs, employee compensation, material costs, Trade Contract costs, Sub-Contract costs, rental costs and other charges or expenditure of Project Costs. Such records shall include but not be limited to purchase orders, invoices, delivery notes, cost allocation forms, expenses and petty cash vouchers.

20.3.2	The Contractor shall ensure that all such records are available to the Employer, Lenders or persons nominated by the Employer at all time on an open book basis including for examination, audit, inspection, transcription and copying. Documents containing details of salary and benefits of individuals employed by the Contractor shall not be copied but may be inspected by the Employer’s chief operating officer, chief financial officer or internal audit director or their delegates.

20.3.3	The Contractor shall make its personnel available to assist the Employer, Lenders or their respective nominees to conduct an examination, audit or inspection of the records.

20.3.4	The Contractor shall maintain such records and implement such approval mechanisms as the Employer may, from time to time, instruct in writing.

[End of Annexure B]